Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the prospectuses and to the incorporation by reference in Post-Effective Amendment No. 365 to the Registration Statement (Form N-1A; File No. 333-147622) of PowerShares Actively Managed Exchange-Traded Fund Trust of our report dated July 31, 2017, with respect to the financial statements and financial highlights of Guggenheim Ultra Short Duration ETF (one of the series constituting Claymore Exchange-Traded Fund Trust) included in the Annual Report to shareholders for the fiscal year ended May 31, 2017, and our report dated October 30, 2017, with respect to the financial statements and financial highlights of Guggenheim Total Return Bond ETF (one of the series constituting Claymore Exchange-Traded Fund Trust 2) included in the Annual Report to shareholders for the fiscal year ended August 31, 2017.

/s/ Ernst & Young LLP

Tysons, Virginia

April 4, 2018